298 North Wiget Lane, Walnut Creek , CA 94598 • 1.877.Westaff www.westaff.com

September 9, 2005

U.S. Securities and Exchange Commission	Via Facsimile Transmission
Division of Corporation Finance	& Edgar Transmission
Mail Stop 0407
100 F Street, N.E.
Room 3528
Washington, DC 20549

Attn:  Ms. Christine Bashaw

Westaff, Inc.

Form 10-K for Fiscal Year Ended October 30, 2004

Filed January 28, 2005

Forms 10-Q for Fiscal Year Ended April 16, 2005

File No. 0-24990

Dear Ms. Bashaw:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, Westaff, Inc., a Delaware corporation (the “Company”) is transmitting via EDGAR this correspondence in order to confirm Westaff’s understanding of our phone conversation from earlier today relating to items 4 and 7 of your letter dated July 25, 2005 and our response dated August 3, 2005. We welcome your insight and appreciate the purpose of the comments, which we understand are designed to enhance the overall disclosure of our filings. Our response appears below. The numbering of the Company’s response corresponds to the numbering in the Staff’s original letter.

Form 10-K for Fiscal Year Ended October 30, 2004

4.               This will confirm that Westaff will enhance its disclosures in future periods to include a discussion on the nature of the franchise agents’ share of gross profit and why this is not considered to be a cost of service.

7.               This will confirm that for future filings, Westaff will include in its footnotes a schedule reflecting its goodwill balances by reportable segment and will further provide a rollforward of such balances identifying any changes in balances by reportable segment.

Should you have any questions regarding this letter please contact the undersigned at 925-256-1518.

Sincerely,

/s/ Dirk A. Sodestrom

Dirk A. Sodestrom
Senior Vice President and Chief Financial Officer